

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

Via E-Mail
Eric Vetter
President, Chief Financial Officer and Chief Administrative Officer
Unwired Planet, Inc.
170 South Virginia Street, Suite 201
Reno, Nevada 89501

Re: Unwired Planet, Inc.
Registration Statement on Form S-3
Filed June 28, 2013
File No. 333-189698

Dear Mr. Vetter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please provide us with an analysis as to why you believe that Indaba Capital Fund, L.P, is not an underwriter as defined in Section 2(a)(11) of the Securities Act in this transaction.

The Rights Offering

Corporate Finance Advisor, page 26

2.   Your financial advisor, Evercore Group LLC, does not appear to have provided a fairness opinion relating to the subscription price or the terms of the offering. We also note your disclosure on the cover page, that the board is making no recommendation regarding the exercise of the subscription rights. Please add a risk factor that addresses the fact that a recommendation or fairness opinion has not been obtained from your independent

advisor and that the board is not making a recommendation as to whether the subscription rights should be exercised.

Purchase Agreement, page 27

3.   Please disclose the aggregate percentages of the outstanding shares that will be held by the Standby Investor prior to the offering and assuming that the Standby Investor is obligated to purchase the maximum number of unsubscribed shares.

Certain Material U.S. Federal Income Tax Considerations

Distribution of Subscription Rights, page 34

4.   We note that certain of the disclosures in this section indicate that elements of the transaction will not be taxable. For example, you state that investors that hold common stock on the record date will not recognize taxable income for U.S. federal income tax purposes upon receipt of those subscription rights. Footnote No. 39 to Staff Legal Bulletin No. 19 provides, in relevant part, that "[i]n other rights offerings…where tax consequences are material – as where the registrant discloses that the transaction is tax-free – a tax opinion should be provided." Accordingly, please tell us what consideration you gave to filing a tax opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eric Vetter
Unwired Planet, Inc.
July 26, 2013
Page 3

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

        Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3453 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                Sincerely,

                                /s/ Jan Woo

                                Jan Woo
                                Attorney-Adviser

cc: Via E-Mail
        Thomas S. Levato
        Goodwin Procter LLP